UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sale of France Workwear dated 28 May 2025

28th May 2025
RENTOKIL INITIAL PLC

Sale of France Workwear

Rentokil Initial plc (the "Group") is pleased to announce that it has entered into an agreement for the intended sale of its Workwear business in France with H.I.G. Capital (the "Proposed Transaction"). France Workwear comprises Rentokil Initial's workwear, flat linen and clean room business in France. As is common in France, a binding put option has been signed by H.I.G. Capital, committing it to complete the Proposed Transaction once mandatory information and consultation procedures with the French employee representative bodies and customary regulatory approvals have been satisfied.

The Proposed Transaction values France Workwear at a gross enterprise value of approximately €410m (c.$465m) on a cash-free debt-free basis including an earn-out mechanism with a maximum value of €30m (c.$34m) linked to the performance of the business in 2026. Total net cash proceeds are expected to be approximately €370m (c.$420m), subject to customary closing adjustments and the final earn-out outcome. Completion is expected to occur in Q4 2025.

The Proposed Transaction positions Rentokil Initial more clearly as a streamlined Pest and Hygiene & Wellbeing business, enabling the Group to effectively concentrate resources to better capitalise on the large, attractive long-term growth markets within these core areas. The sale of France Workwear results in a business with revenue comprising c.80% Pest and c.20% Hygiene & Wellbeing.

In addition, the Proposed Transaction should enhance the Group's capital efficiency through a meaningful reduction in capital expenditure requirements and improved cash flow, with a benefit to the free cash conversion percentage of approximately 100 basis points.

In-line with Rentokil Initial's balanced capital allocation model, the net proceeds would be used for general corporate purposes including deleveraging the balance sheet while continuing to invest in the core business organically, as well as investing for growth through bolt-on M&A.

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"This transaction is a further important step in the execution of our strategy to focus the company on Pest Control and Hygiene & Wellbeing, where we are a market leader. Over recent years we have been reshaping our portfolio towards higher growth markets and lower capital expenditure operations. In 2015, Pest Control accounted for just 44% of Group Revenue, today it's above 80%. This simplifies our business, strengthens our balance sheet, and enhances cash generation."

"This is a win-win deal which will provide additional focus and support for France Workwear as a standalone business, while Rentokil Initial continues to focus on the range of growth opportunities in Pest Control and Hygiene & Wellbeing over the short, medium and longer term."

Goldman Sachs International is acting as sole financial advisor and joint corporate broker to Rentokil Initial plc.

Note

In FY 2024, France Workwear, including flat linen textile and clean room business, generated Revenue of $324m, Adjusted Operating Profit of $57m and had associated capital expenditure of $93m.

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506. Morenike Ogunseye, Rentokil Initial plc, +44 7818 883094

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 May 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary